May 16, 2008

Mr. Kevin Vaughn
Mr. Michael C. Volley
Mr. Mark Webb
Division of Corporation Finance, Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National City Corporation
Form 10-K for the Year Ended December 31, 2007
Filed February 13, 2008
File No. 001-10074
Gentlemen:
Attached to this letter, please find National City Corporation’s response to your comment letter dated May 9, 2008 related to our Form 10-K filing for the year ended December 31, 2007.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Form 10-K filing. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel free to contact either myself, at (216) 222-2262, or Thomas Richlovsky, Treasurer and Principal Accounting Officer, at (216)222-8063.
Sincerely,

/s/ Jeffrey D. Kelly
Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated May 9, 2008
Form 10-K
Regulation
1.	Please refer to the requirements of Item 303 of Regulation S-K relating to disclosure in the MD&A of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on your liquidity, capital resources, or results of operations. If you are aware of any agreements or understandings, written or oral, between you and your regulatory agencies or their representatives which, if implemented, would be information contemplated by Item 303, please revise your Form 10-Q for the period ended March 31, 2008 to clearly disclose that fact and the nature of the recommendations made. Disclose the steps you have taken to implement those recommendations and the extent to which such implementation has been accomplished.
Response: The Company has considered the above comment and believes that the disclosure in its Form 10-Q for the quarter ended March 31, 2008 is appropriately responsive to the requirements of Item 303 and to the comment.
 1